Exhibit 99.20

Canopy Growth Corporation to Announce Fourth Quarter and Fiscal Year 2017 Financial Results

SMITHS FALLS, ON, June 20, 2017 /CNW/ - Canopy Growth Corporation (TSX: WEED) (“Canopy Growth”) will release its financial results for the fourth quarter and fiscal year ended March 31, 2017 on June 27, 2017.

Following the release of its fourth quarter and fiscal year 2017 financial results, Canopy Growth will host a conference call and audio webcast with Bruce Linton, CEO and Tim Saunders, CFO at 8:30 AM Eastern Time the same day.

Webcast Information

A live audio webcast will be available at:

http://event.on24.com/r.htm?e=1429857&s=1&k=C6562574595771C03BC10CF011775CCA

Calling Information

Toll Free Dial-In Number: 1-888-231-8191

International Dial-In Number (647) 427-7450

Conference ID: 24922372

Replay Information

A replay of the call will be accessible by telephone until 11:59 PM ET on July 27, 2017.

Toll Free Dial-in Number: 1-855-859-2056

Replay Password: 24922372

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over half a million square feet of GMP-certified indoor and greenhouse production capacity, all to an unparalleled level of quality assurance procedures and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2017/20/c3367.html

%SEDAR: 00029461E

For further information: Tyler Burns, Investor Relations, Canopy Growth Corporation, Tyler.burns@canopygrowth.com, 1-855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 12:39e 20-JUN-17